Exhibit 99.4



Biogen Inc.
225 Binney Street
Cambridge, MA 02142

January 10, 2025

<u>VIA EMAIL</u>

Barry Greene
Chief Executive Officer
Sage Therapeutics
55 Cambridge Parkway
Cambridge, MA 02142
E-mail: Barry@Sagerx.com

Dear Barry,

Thank you for the continued dialogue and partnership in our existing collaboration. On behalf of Biogen Inc. ("Biogen", "we" or "our"), I am pleased to present a non-binding offer for a transaction between Biogen and Sage Therapeutics, Inc., ("Sage", "you" or the "Company"), as described more fully below.

First, we would like to note our admiration for Sage's achievements and your focus on delivering innovative medicines for brain health, particularly ZURZUVAE, a transformative treatment for women suffering from postpartum depression. We believe that our deep expertise in neurology and global commercial capabilities will enable more streamlined operations and efficient commercial execution that will enable access to ZURZUVAE for more patients in need of this important medicine.

We are pleased to submit this non-binding indication of interest (the "Proposal") to acquire all of the issued and outstanding shares of common stock of the Company. Our Proposal is subject to completion of full due diligence and reaching agreement on appropriate terms and conditions in the definitive agreements for the Transaction (the "Definitive Agreements"). The key terms of our Proposal are as follows:

1. <u>Price per Share</u>: $7.22 in cash per share of common stock of the Company (the "Proposal Price"), which equates to an aggregate equity value of approximately $469 million. This

Proposal is based on our current understanding of your capital structure, which comprises approximately 65.0 million net diluted shares of common stock.

2. <u>Due Diligence Requirements</u>: Our Proposal is based on our review of available information and is subject to: (a) satisfactory completion of due diligence, including of intellectual property, scientific and technical materials, product development files, manufacturing information, regulatory and compliance materials and filings, material contracts, employee-related materials, litigation, constitutive documents and other corporate records, and a customary review of business, financial, accounting, tax, and other legal matters, and (b) the parties negotiating and finalizing mutually acceptable Definitive Agreements containing customary representations and warranties, covenants, conditions to closing and other provisions appropriate for a transaction of this nature.

3. <u>Conditions</u>: Entry into the Definitive Agreements is subject to approval from our board of directors and your board of directors. The closing of the transaction would be subject to reasonable and customary conditions including, without limitation, approval by the Company's stockholders, the receipt of any necessary antitrust and other regulatory approvals and the receipt of any other third party approvals identified in due diligence.

4. <u>Timing</u>: This transaction is a priority for Biogen, and we are prepared to work at an expedited pace to reach agreement, including to dedicate the resources necessary to complete our due diligence and negotiate Definitive Agreements in parallel.

5. <u>Financing</u>: We plan to finance the transaction with cash on hand. We anticipate that closing of a transaction would not be subject to any financing condition or contingency.

We believe that this Proposal represents compelling value for the Company and its stockholders, with the Proposal Price corresponding to a 30% premium to Sage's closing price per share of $5.55 as of January 10, 2025, providing an attractive premium on top of your recent share price performance. The Proposal Price reflects a 29% premium over the 30-day volume-weighted average share price.

Any discussion between Biogen and the Company regarding a potential transaction is strictly confidential. It is understood that this letter represents our non-binding indication of interest and is not subject to acceptance nor is in any way binding on any party. There can be no guarantee that any transaction will be entered into or completed. A binding commitment between Biogen and the Company would result only from the execution of mutually agreed upon definitive transaction documentation, including the Definitive Agreements.

We would like to reiterate our respect for Sage and its leadership and our enthusiasm for pursuing this transaction. We firmly believe that Biogen would be the right custodian for the Company's business in light of our existing collaboration, experience, and capabilities as outlined in this letter and we believe that this will be an attractive transaction for Sage and your stockholders.

We look forward to discussing next steps and working with you to move this important transaction forward.

Yours sincerely,

/s/ Christopher Viehbacher

Christopher Viehbacher
President and Chief Executive Officer
Biogen Inc.